UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. _________)*

Under the Securities Exchange Act of 1934

BLOW & DRIVE INTERLOCK CORPORATION

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

None

(CUSIP Number)

Diane Wainer

226 S. Ledoux Rd.

Beverley Hills, CA 90211

818-299-0653

with a copy to:

Lee W. Cassidy, Esq.

Anthony A. Patel, Esq.

Cassidy & Associates

215 Apolena Avenue

Newport Beach, California 92662

(202) / 387-5400 949-673-4525 (fax)

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications)

March 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. – none	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON	Diane Wainer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)	(PF)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	990,000

	(8)	SHARED VOTING POWER	0

	(9)	SOLE DISPOSITIVE POWER	990,000

	(10)	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
990,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.8%

14	TYPE OF REPORTING PERSON*	INDIVIDUAL

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CUSIP No. – none	Page 3 of 5 Pages

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of Blow & Drive Interlock Corporation (the “Issuer”), a Delaware corporation, having its principal executive offices at 137 South Robertson Boulevard, Beverley Hills, CA 90211.

Item 2. Identity and Background

(a)	Diane Wainer

(b)	The business address of Ms. Wainer is 226 S. Ledoux Road, Beverley Hills, CA 90211

(c)	Ms. Wainer’s principal occupation is a business person.

(d)	Ms. Wainer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Ms. Wainer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Wainer is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On March 31, 2014, Ms. Wainer received 990,000 shares of the Issuer’s restricted common stock directly from the Company, for total consideration of $99 as a stock subscription receivable.

Item 4. Purpose of Transaction

Ms. Wainer holds the Issuer’s securities for investment purposes and intends to continue to evaluate their respective investments in the securities.

Ms. Wainer intends to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock.

Except as set forth herein, Ms. Wainer does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Ms. Wainer reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by Ms. Wainer to the extent deemed advisable in light of general investment policies, market conditions and other factors.

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CUSIP No. – none	Page 4 of 5 Pages

Item 5. Interest in Securities of Issuer

(a)	As of the filing date of the Schedule 13D, Ms. Wainer may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole power to vote the 990,000 shares of Common Stock, which represents approximately 6.8% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-1(j). This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by Ms. Wainer by 14,565,000 shares (the number of outstanding shares of common stock of the Issuer as of January 21, 2015, based upon the Issuer’s certified stockholder list).

(b)	The responses of Ms. Wainer to Items 7-11 of the cover page of this Schedule 13D are incorporated by reference.

(c)	Except as set forth or incorporated herein, Ms. Wainer has not effected any transaction in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Materials to Be Filed as Exhibits

Not applicable.

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CUSIP No. – none	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2015

By:	/S/ Diane Wainer
Diane Wainer

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